Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue, NW
Washington, DC 20004
Tel. +1.202.739.3000
Fax: +1.202.739.3001
www.morganlewis.com

Keith E. Gottfried
Partner
+1.202.739.5947
kgottfried@morganlewis.com

February 16, 2016

VIA EDGAR AS CORRESPONDENCE

Mr. Bryan J. Pitko, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    PICO Holdings, Inc.
Preliminary Revocation Solicitation Statement filed on Schedule 14A
Filed February 2, 2016
File No. 033-36383

Ladies and Gentlemen:

On behalf of PICO Holdings, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated February 10, 2016 (the “Comment Letter”), relating to the above referenced Preliminary Revocation Solicitation Statement filed on Schedule 14A. The Company is also filing a Revised Preliminary Revocation Solicitation Statement (the “Revised Revocation Solicitation Statement”) on Schedule 14A with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Morgan, Lewis & Bockius LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

The Company respectfully requests that the Staff confirm that it has no further comments to the Revised Revocation Solicitation Statement so that it may file a Definitive Revocation Solicitation Statement on Schedule 14A on February 16, 2016, or as soon as practicable thereafter.

On behalf of the Company, we advise you as follows:

PREC14A filing made on February 2, 2016

1.
We note numerous references in the filing to PICO’s stated belief that Leder’s proposals “are intended to facilitate Leder’s ability to take control of PICO without paying PICO shareholders a control premium for their shares.” The numerous references to a “control premium” imply that Leder is effectively acquiring control of PICO as opposed to simply exercising its rights as a stockholder to nominate and vote upon a slate of new directors. We also are unaware of any legal requirement that obligates a non-management party to pay a control premium for any proxy solicitation undertaken in compliance with Section 14(a) and corresponding Regulation 14A in which a person soliciting proxies paid a “premium” or "control premium" to security holders in exchange for a vote in favor of their candidates. Please refrain from creating the impression that a “premium” is legally or otherwise required in light of the Rule 14a-9 prohibition with respect to omissions of material fact necessary to (lawfully) make the statement made in light of the circumstances under which it is made.

Almaty Astana Beijing Boston Brussels Chicago Dallas Dubai Frankfurt Harrisburg Hartford Houston London Los Angeles Miami Moscow
New York Orange County Paris Philadelphia Pittsburgh Princeton San Francisco Santa Monica Silicon Valley Tokyo Washington Wilmington

Mr. Bryan J. Pitko, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
February 16, 2016

Response: We have revised the Revised Revocation Solicitation Statement to delete all references to Leder’s proposals being intended to facilitate Leder’s ability to take control of PICO without paying PICO shareholders a control premium for their shares.

2.
We note that while Leder has proposed to nominate five directors nominees to replace five current directors on PICO’s seven person board, Leder, as a matter of law and fact, will not be obtaining “control” of the Board or PICO even if the a subsequent proxy solicitation to replace current directors is successful. Please refrain from using this inexact formulation in future filings, including the revocation solicitation statement.

Response: We have revised the Revised Revocation Solicitation Statement to delete all references to Leder obtaining “control” of the PICO Board or PICO.

Questions and Answers About This Revocation Solicitation Statement, page 1

3.	We note the statement that Leder is a relatively new group of shareholders owning approximately 1% of PICO’s Common Stock. Please revise to indicate when Leder became a shareholder in PICO.

Response: We have revised the Revised Revocation Solicitation Statement to provide that, according to Leder’s Revised Preliminary Consent Solicitation Statement, Leder first became a shareholder in PICO on March 16, 2015.

4.
To ensure compliance with Rule 14a-9, please provide us with the basis for the statement that “PICO believes that Mr. Leder has not fully disclosed his plans for PICO and is pursuing control of PICO for his own interests that may not be aligned with those of other shareholders.” Please also provide this information in the other locations in the filing where this statement is made.

Response: We have deleted the statement in the Revised Revocation Solicitation Statement indicating that Mr. Leder has not fully disclosed his plans for PICO and is pursuing control of PICO for his own interests that may not be aligned with those of other shareholders.

Background of the Leder Solicitation, page 4

5.	Provide expand your description of the background events leading up to the participants’ decision to solicit consents to briefly describe the following:

•	The matters discussed during the May 13, 2015 and May 14, 2015 meetings with Mr. Hartman and Mr. Webb;

•	The items discussed in email exchanges with Mr. Webb on August 17, 2015;

•	The items discussed in the October 6, 2015 meeting with Ms. Timian-Palmer; and

•	The “certain questions” asked of Mr. Hart on November 17, 2015.

Response: We have revised the “Background of the Leder Solicitation” section of the Revised Revocation Solicitation Statement to briefly describe the matters that are identified in the bullets above.

Mr. Bryan J. Pitko, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
February 16, 2016

Response of Pico, page 5

6.	Please explain why PICO believes that its 2016 annual meeting may involve a contested solicitation.

Response: As disclosed in Amendment No. 2 to a Schedule 13D filed on October 13, 2015 (the “Schedule 13D”) by Central Square Management LLC and its principal, Kelly Cardwell (together with their affiliates, “Central Square”), Central Square delivered a letter to PICO’s Board of Directors (the “Board”).  In the letter, Central Square urged PICO to voluntarily reconstitute the Board to include three individuals identified by Central Square providing the names of such individuals. Central Square reiterated in Amendment No. 3 to the Schedule 13D filed on November 23, 2015 its desires regarding the reconstitution of the Board by calling on the Board to immediately seat the three individuals previously identified by Central Square on October 13, 2015. Central Square reiterated in Amendment No. 4 to the Schedule 13D filed on January 5, 2016 its desires regarding the reconstitution of the Board calling on PICO to immediately engage Central Square to agree on a procedure for seating the three identified individuals. Central Square reiterated in Amendment No. 5 to the Schedule 13D filed on February 12, 2016 that if its demands are not met, “we will be left with no choice but to nominate candidates to the Board at the upcoming annual meeting.” Given Central Square’s statements in the various amendments to its Schedule 13D discussed above, PICO believes that Central Square is considering engaging in a contested solicitation at PICO’s 2016 Annual Meeting of Shareholders and has revised the Revised Revocation Solicitation Statement accordingly.

Effectiveness of Written Requests, page 6

7.
Please identify any procedural impediments to the issuer’s acceptance of consents. For example, please revise to summarize any relevant provisions set forth in PICO’s Articles of Incorporation, Bylaws and applicable law, including the California Business Corporation Act, that may be applied to ensure “full compliance” by Leder’s solicitation.

Response: We have revised the Revised Revocation Solicitation Statement to identify the provisions of PICO’s Revised and Restated Bylaws applicable to Leder’s solicitation of consents. In this regard, we have indicated that Section 2.13(a)(ii)(C) of the Company’s Amended and Restated Bylaws require a shareholder submitting a demand for a special meeting of shareholders to provide certain information in its special meeting demand.

Effect of BLUE Revocation Card, page 7

8.	Advise us, with a view toward revised disclosure, whether or not the consent revocation card is only valid for a specified number of days under the laws of the governing state jurisdiction.

Response: We have revised the Revised Revocation Solicitation Statement to indicate that under California law, the proxy that a shareholder provides relating to a BLUE revocation card is valid for eleven (11) months from the date it is signed unless the shareholder revokes it sooner than that.

Mr. Bryan J. Pitko, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
February 16, 2016

Form of Consent Revocation

9.
Clarify the effect under applicable state law of submitting an executed consent revocation but one marked “No, do not revoke my request.” If a consent already has been given to Leder, disclose to security holders whether risk still exists that execution of a later-dated Blue Revocation Card could be counted as a revocation regardless of the box selected. In addition, revise the consent revocation statement to explain the anticipated treatment under the laws of the governing state jurisdiction of executed consent revocations when the “No, do not revoke my request” box has been selected. For example, affirmatively indicate, if true, that an earlier-executed consent given to Leder will be affirmed.

Response: We have revised the Revised Revocation Solicitation Statement to delete the boxes providing shareholders with the ability to indicate YES, REVOKE MY REQUEST and NO, DO NOT REVOKE MY REQUEST as well as the bolded language appearing immediately before such boxes.

10.
The two legends in bold typeface directly above the selection boxes indicate that simply “by signing, dating and returning,” and “by signing and delivering,” respectively, security holders will have successfully revoked any previously submitted written consent. Neither of the two legends, however, addresses the circumstance in which a security holder could follow the instructions provided within the legend but fail to make a selection. Please revise the legends to remove the implication that an earlier revocation will be revoked even if a box has not been selected, or advise. To the extent that the issuer wishes to use its discretion to make a selection in the event one has not been made, please revise to include the disclosure required by Rule 14a-4(b) or advise.

Response: As discussed above in response to Comment No. 9, we have revised the Revised Revocation Solicitation Statement to delete the boxes providing shareholders with the ability to indicate YES, REVOKE MY REQUEST and NO, DO NOT REVOKE MY REQUEST as well as the bolded language appearing immediately before such boxes. In this regard, we have clarified that the execution of a BLUE revocation card will revoke any previously executed written request regarding the Leder solicitation.

* * * * * *

Mr. Bryan J. Pitko, Esq.
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
February 16, 2016

The registrant and each participant hereby acknowledge that:

•	the registrant and each participant is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant and each participant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff of the SEC has any questions or comments regarding the foregoing, please telephone the undersigned, Keith E. Gottfried of Morgan, Lewis & Bockius LLP, or Jason L. Kent of Cooley LLP, each of which is serving as counsel to PICO. We can be reached by telephone at (202) 739-5947 and (858) 550-6044, respectively, or via email at kgottfried@morganlewis.com and jkent@cooley.com, respectively.

Sincerely,
/s/ Keith E. Gottfried
Keith E. Gottfried

cc:    Max Webb (PICO Holdings, Inc.)
Jason L. Kent, Esq. (Cooley LLP)